UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended June 30, 2004

Dominion Resources, Inc.
Consolidated Natural Gas Company
(Name of registered holding companies)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART
Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Held an investment in Bridgeco for the purpose of developing the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH")	Energy Related	4/2002	Virginia	100%	Provides engineering, construction and other services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)
Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI") (a)
Dominion Energy, Inc. ("DEI") (a)
Dominion Cleveland Thermal, Inc. ("DCT")	Energy Related	10/2000	Ohio	100%	Produces steam and chilled water for retail customers in the Cleveland, Ohio area.
Dominion Energy Marketing, Inc. ("DEMI")	Energy Related	9/2000	Delaware	100%	Engages in the sale of energy on a portfolio basis.
Dominion Wagram, Inc. ("Wagram")	Energy Related	12/2001	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that serves Westpoint Stevens.
Dominion Energy Terminal Company, Inc. ("DETC")	Energy Related	2/2003	Virginia	100%	Holder of 20% general partnership interest in Dominion Terminal Associates. Primarily engages in coal terminal services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)
Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business
Dominion Resources, Inc. ("DRI")(a)
Dominion Energy, Inc. ("DEI")(a)
Dominion Storage, Inc. ("DSI")(a)
Dominion Energy Canada Limited ("DECL")(a)
Dominion Energy Clearinghouse Canada, Inc. ("DECCI")	Energy Related	11/2002	Alberta, Canada	100%	Trading, hedging and marketing of production for Canadian operations.
Dominion Nuclear Projects, Inc. ("DNPI")	Energy Related	8/2003	Virginia	100%	Manage development of new nuclear generation facilities.

ITEM 1 - ORGANIZATION CHART (CONTINUED)
Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	3/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc. (a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 100% of Greenbrier Pipeline Company, LLC. (b)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	9/2001	Delaware	100%	Engages in natural gas and oil exploration and production.

ITEM 1 - ORGANIZATION CHART (CONTINUED)
Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline.
Dominion Cove Point, Inc. ("Cove Point")	Gas Related	8/2002	Virginia	100%	Owns an interest in Dominion Cove Point LNG, LP, a liquefied natural gas import facility.
Dominion Transmission, Inc. ("DTI") (a)
Tioga Properties, LLC ("Tioga")	Gas Related	6/2002	Delaware	100%	Owns a developmental underground natural gas storage system.

(a) Directly or indirectly holds interests in energy-related or gas-related companies.

(b) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.

(c) Not used.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (d) (e)
Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

DTECH	Short Term Note	$ 313,000	-	-	DRI	-	-
Tioga	Short Term Note	24,000	-	-	DRI	-	-

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion
DEI	DEMI	$1,917,184,297 common stock issued by DEMI in exchange for a 95% interest in Dominion Nuclear Connecticut, Inc.

(d) The chart reflects net advances made by Lenders to Borrowers during the second quarter of 2004. Advances are evidenced by book entries and were made pursuant to Rule 52. See also the Form U6B-2 filed as Exhibit B to the Dominion Resources, Inc. Rule 24 Certificate for the period ending June 30, 2004.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

(e) All of the following DRI Money Pool activity occurred from April through June 2004 for the participating energy-related and gas-related companies included in this U-9C-3.

DRI Money Pool
(In Thousands)

Company	Beginning Balance	Withdrawals	Contributions	Ending Balance
Field Services	$62,045	$102,241	$85,211	$45,015
Dominion Iroquois, Inc.	422	2,069	15	(1,632)
Greenbrier	(28,291)	208	--	(28,499)
DOTEPI	(150,691)	249,833	282,670	(117,854)
DNGS	(19,328)	190	--	(19,518)
DAH	(6,617)	119	--	(6,736)

Additionally, as of June 30, 2004 there remained outstanding the following guarantees and letters of credit.

Guarantees
(In Thousands)

Company	Guarantor	Amount
Field Services	CNG	$223,100
DOTEPI	CNG	259,000
DNGS	CNG	265
Cove Point	CNG	589
Greenbrier	DRI	287,537
DEMI	DRI	660,250
DECCI	DRI	205,700
DETC	DRI	26,560

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (f)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DTECH	Fairless Energy, LLC (g)	Engineering Services	$110,807	--	--	$110,807
DTECH	Pleasants Energy, LLC (h)	Engineering Services	$937	--	--	$937
DTECH	Armstrong Energy Limited Partnership, LLLP (i)	Engineering Services	$1,362	--	--	$1,362
DTECH	Dresden Energy, LLC (j)	Engineering Services	$2,871			$2,871
DTECH	Troy Energy, LLC (k)	Engineering Services	$937	--	--	$937
Field Services	Dominion Transmission, Inc. (l)	Rental fees	$967,986	--	--	$967,986
Field Services	Dominion Exploration & Production, Inc. (m)	Fuel Management Services	$30,000	--	--	$30,000
Field Services	Dominion Appalachian Development Inc. (n)	Fuel Management Services	$24,000	--	--	$24,000
Dominion Cove Point LNG, LP	Dominion Transmission, Inc. (o)	Engineering & Legal Services	$2,589	--	--	$2,589

(f) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder. Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(g) Services provided by DTECH to Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits D and E respectively, to the DRI Form U-9C-3 filed for the third quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

(h) Services provided by DTECH to Pleasants Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit B to the DRI Form U-9C-3 filed for the second quarter of 2003.

(i) Services provided by DTECH to Armstrong Energy Limited Partnership, LLLP are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit C to the DRI Form U-9C-3 filed for the third quarter of 2002.

(j) Services provided by DTECH to Dresden Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit D to the DRI Form U-9C-3 filed for the second quarter of 2003.

(k) Services provided by DTECH to Troy Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit C to the DRI Form U-9C-3 filed for the second quarter of 2003.

(l) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(m) Services provided at cost.

(n) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(o) Services provided by Dominion Cove Point LNG, LP to Dominion Transmission, Inc. are provided pursuant to service agreements dated January 1, 2004 in the form of Exhibit B to the DRI Form U-9C-3 filed for the first quarter of 2004.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (f)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
DTI	Field Services (p)	Operations & Maintenance Services	$117,623	$20,230	--	$137,853
DTI	Greenbrier (q)	Administration, Engineering, Operations & Maintenance Services	$15,264	$2,593	--	$17,857
DTI	DNGS (r)	Administration, Engineering, Operations & Maintenance Services	$2,598	$106	--	$2,704
DTI	Dominion Cove Point LNG, LP (s)	Engineering, Operations & Maintenance Services	$578,581	$206,958	--	$785,539
DTI	Tioga (t)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$18,724	$4,162	--	$22,886
Dominion Exploration & Production, Inc.	DOTEPI (u)	Operations & Maintenance of Gas Properties	$8,360,671	--	--	$8,360,671
Dominion Exploration & Production, Inc.	Stonewater Pipeline Company, LP (v)	Operations & Maintenance of Gas Properties	$107,525	--	--	$107,525
Virginia Power Energy Marketing, Inc.	DETC (w)	Business Operations Support	$15,516	--	--	$15,516

(p) Services provided by DTI to Field Services are provided pursuant to agreements in the form of Exhibit A(i) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(q) Services provided by DTI to Greenbrier are provided pursuant to a service agreement dated January 1, 2001, in the form of Exhibit B to the CNG Form U-9C-3 filed for the first calendar quarter of 2001.

(r) Services provided by DTI to DNGS are provided pursuant to a service agreement dated December 1, 2001 in the form of Exhibit A(l) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(s) Services provided by DTI to Dominion Cove Point LNG, LP are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(t) Services provided by DTI to Tioga Properties, LLC are provided pursuant to a service agreement dated July 2, 2002 in the form of Exhibit A(o) to the CNG Form U-9C-3 filed for the fourth calendar quarter of 2002.

(u) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(v) Services provided by Dominion Exploration & Production, Inc. to Stonewater Pipeline Company, L.P. are provided at cost.

(w) Services provided by Virginia Power Energy Marketing, Inc. to DETC are provided pursuant to a service agreement dated June 30, 2003 in the form of Exhibit D to the DRI Form U-9C-3 filed for the first quarter of 2004.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of June 30, 2004	$28,131,565(x)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,219,735		Line 2

Greater of $50 million or line 2		$4,219,735	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category
Category 2	10
Category 5	2,771,980
Category 6	13,752
Category 7	9,729
Category 8	1
Category 9	26,561

Total current aggregate investment (y)		2,822,033	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)		$1,397,702	Line 5

Investments in gas-related companies (in thousands):
Total current aggregate investment: (categorized by major line of gas-related business) (z)
Gas exploration and production	2,360,316
Gas sales and storage services	581,814
Gas transportation	341,992
		$3,283,942

(x) Includes short-term debt of $616,058.
(y) Includes guarantees of $892,510.
(z) Includes guarantees of $770,491.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of June 30, 2004 and income statements for the three-months and six-months ended June 30, 2004 for the following companies are filed under confidential treatment pursuant to Rule 104(b):

DAH
DETI
DCT
DOES
Wagram
DTECH
DEMI
Field Services
Greenbrier
DOTEPI
DNGS
Cove Point
Tioga
DETC
DECCI
DNPI

B. Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

SIGNATURE

The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

By: /s/ James F. Stutts James F. Stutts Its Attorney

CONSOLIDATED NATURAL GAS COMPANY

By: /s/ James F. Stutts James F. Stutts Its Attorney

Dated: August 26, 2004

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

The Combined Quarterly Report for DRI and CNG on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2004 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
Director, Public Utility Accounting Virginia State Corporation Commission 1300 East Main Street Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 26th day of August 2004.

/s/ Sharon L. Burr
Sharon L. Burr Attorney for Dominion Resources, Inc. Consolidated Natural Gas Company